AEM SPA

RECEIVED

2004 SEP 20 A 10: 02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036963

**FILE NO. 82-4911**

N.
(da citare nella risposta)

AFG/SLS/SES/395/2004/MAN/AS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURRIER

September 15, 2004

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
SEP 22 2004
THOMSON FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

dlw 9/20

AEM SPA

# PRESS RELEASE

## CHANGES IN AEM S.P.A. COMPANY CALENDAR EVENTS FOR 2004

**Milan, 15 September 2004** - herewith please find the calendar for the next principal company events in 2004 for Aem S.p.A.:

*25 October 2004 (1st call) – 28 October 2004 (2nd call)*

Shareholders' meeting in order to inform and notify shareholders on the current financial progress and future of the company in terms of the second paragraph of Article 12 of the Articles of Association.

*9 November 2004*

Board of Directors meeting for the approval of the 3rd quarter operating results as at 30 September 2004.

***For more information:***
Investor Relations
Tel. 027720.3879
ir@aem.it